FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) communicates the following estimates regarding its consolidated financial information for the year ended December 31, 2014 (unaudited data)1.

Banco Santander expects an attributable net profit of approximately 5,800 million euros, representing an increase of slightly above 30% over the attributable net profit for 20132.
Excluding the impact of exchange rate variations, this represents an increase of slightly above 40% over the same period, the details being as follows3:

•
It is estimated that income increased approximately 6% compared to 2013, led by the income coming from net interest income and commissions received, which are estimated to have increased 8% and 6%, respectively.

•
It is estimated that expenses grew approximately 3%, which is below the average inflation rate of the Group’s main markets, reflecting the synergies derived from the executed integrations and from the implementation of productivity and efficiency plans, which synergies have been greater than initially forecasted.

•
It is estimated that loan-loss provisions decreased approximately 10%, highlighting the cases of Brazil, Spain, United Kingdom and Portugal. As a consequence, the cost of credit for 2014 would be below 1.5%, compared to the 1.7% cost of credit for 2013.

Regarding the balance sheet, the following trends have been observed as of December 31, 2014:

•
A positive evolution of the credits, which grew in the fourth quarter in constant euros as compared to the balances as of September 30, 2014 in the majority of the Group’s markets (with an increase of approximately 3% in Latin America) while deposits remained stable.

1 The following consolidated financial data for the year ended December 31, 2014 is preliminary, based upon our estimates and subject to completion of our financial closing procedures. This summary is not a comprehensive statement of our consolidated financial results for the year ended December 31, 2014 and our actual results for such period may differ from these estimates due to the completion of our financial closing procedures and related adjustments and other developments that may arise between now and the time the financial results for this period are finalized.
2 Over the attributable net profit of 4,370 million euros included in the 2013 annual report.
3 To facilitate the comparative analysis shown below, the 2013 financial information has been restated (unaudited). The changes mainly reflect the acquisition of a controlling interest in Santander Consumer USA, which took place in 2014, as if it had occurred in 2013, therefore consolidating its stake by the global integration method in both 2013 and 2014, and that the loss of control of the asset management companies grouped in Santander Asset Management, which occurred at the closing of the 2013 financial year, had been effective at the beginning of the year and, therefore, comparable with 2014.

•
The Group’s non-performing loan ratio is estimated to be 5.2% and the coverage ratio in respect of these non-performing loans is estimated to be 68%. Both ratios are expected to improve for the fourth consecutive quarter due to the positive trend in non-performing loan entries which have decreased by almost half when compared with those accumulated as of December 2013.

•
It is estimated that the common equity tier 1 figure (CET1) and the total regulatory capital as of December 31, 2014 were approximately 11% and 12%, respectively. The estimated CET1 “fully loaded” ratio at such date is 8.3%.

Additionally, Banco Santander announces its intention to reorient its shareholder remuneration policy, by way of progressively increasing the proportion of cash retributions, with the subsequent reduction of the remuneration consisting in the delivery of bonus shares and by setting its cash pay-out target at a figure of, approximately, between 30% and 40% of its recurrent profit in the coming years. The intention of the board of directors is to remunerate Banco Santander’s shareholders with a charge to the 2015 profits through three cash dividends and a single application of the “Santander Dividendo Elección” program (scrip dividend scheme), in each case for a total amount of five euro cents per share4.

Boadilla del Monte (Madrid), January 8, 2015

4 Banco Santander maintains its previously stated intention that the shareholder remuneration with a charge to the 2014 profits will be complemented with the application of the “Santander Dividendo Elección” program (scrip dividend scheme) on January/February and April/May 2015 and, in both cases, for an approximate total amount of fifteen euro cents per share.

Forward-looking statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected changes in Banco Santander’s shareholder remuneration policy. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Banco Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors. Numerous factors, including those discussed in “Key Information—Risk Factors” in Banco Santander’s Annual Report on Form 20-F as well as in “Chapter 4—Risk Factors” in Banco Santander’s Share Registry Document (as annually filed with the Comisión Nacional del Mercado de Valores –CNMV–), could affect Banco Santander’s future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer